EXHIBIT 99.1
Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three months ended March 31, 2023 and 2022
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	March 31, 2023	December 31, 2022
		$	$
Assets

Current assets
Cash and cash equivalents		132,829	751,686
Trade and other receivables	5	88,396	61,228
Inventory		2,543	2,117
Prepaid expenses		22,492	12,254
Income taxes receivable		2,394	3,126
Current portion of advances to third parties		146	579
Current portion of contract assets		1,418	1,215

Total current assets before segregated funds		250,218	832,205
Segregated funds		872,476	823,666

Total current assets		1,122,694	1,655,871

Non-current assets
Advances to third parties		—	1,721
Property and equipment		37,719	31,881
Intangible assets	4	1,364,850	694,995
Goodwill	4	1,979,436	1,114,593
Deferred tax assets	4	1,224	17,172
Contract assets		750	997
Processor and other deposits		5,185	4,757
Other non-current assets	13	28,560	2,682

Total Assets		4,540,418	3,524,669

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	March 31, 2023	December 31, 2022
		$	$
Liabilities

Current liabilities
Trade and other payables	6	166,260	125,533
Income taxes payable		27,540	16,864
Current portion of loans and borrowings	7	40,755	8,652
Other current liabilities		6,420	4,224

Total current liabilities before due to merchants		240,975	155,273
Due to merchants		872,476	823,666

Total current liabilities		1,113,451	978,939

Non-current liabilities
Loans and borrowings	7	1,289,162	502,102
Deferred tax liabilities	4	166,972	61,704
Other non-current liabilities		2,428	2,434

Total Liabilities		2,572,013	1,545,179

Equity

Equity attributable to shareholders
Share capital	8	1,948,196	1,972,592
Contributed surplus		241,070	202,435
Deficit		(198,748)	(166,877)
Accumulated other comprehensive loss		(34,361)	(39,419)

		1,956,157	1,968,731
Non-controlling interest		12,248	10,759

Total Equity		1,968,405	1,979,490

Total Liabilities and Equity		4,540,418	3,524,669
Contingencies	16
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
(Unaudited)
For the three months ended March 31

(in thousands of US dollars, except for per share amounts)

		2023	2022
	Notes	$	$
Revenue	9	256,498	214,544
Cost of revenue	9	54,596	46,916
Gross profit		201,902	167,628

Selling, general and administrative expenses	9	194,618	146,812
Operating profit		7,284	20,816

Finance income	10	(5,375)	(631)
Finance cost	10	18,468	7,741
Net finance cost		13,093	7,110
Loss (gain) on foreign currency exchange		(1,398)	580
Income (loss) before income tax		(4,411)	13,126

Income tax expense		3,878	8,612
Net income (loss)		(8,289)	4,514

Other comprehensive loss, net of tax
Item that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		5,058	(4,862)
Comprehensive loss		(3,231)	(348)

Net income (loss) attributable to:
Common shareholders of the Company		(9,778)	3,003
Non-controlling interest		1,489	1,511
		(8,289)	4,514

Comprehensive loss attributable to:
Common shareholders of the Company		(4,720)	(1,859)
Non-controlling interest		1,489	1,511
		(3,231)	(348)

Net income (loss) per share	12
Net income (loss) per share attributable to common shareholders of the Company
Basic		(0.07)	0.02
Diluted		(0.07)	0.02
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the three months ended March 31

(in thousands of US dollars)

		2023	2022
	Notes	$	$
Cash flow from operating activities
Net income (loss)		(8,289)	4,514
Adjustments for:
Depreciation of property and equipment		3,110	1,793
Amortization of intangible assets		24,546	24,650
Amortization of contract assets		368	427
Share-based payments	9	35,573	37,187
Net finance cost	10	13,093	7,110
Loss (gain) on foreign currency exchange		(1,398)	580
Income tax expense		3,878	8,612
Changes in non-cash working capital items	15	(9,126)	(13,934)
Interest paid		(9,275)	(4,266)
Interest received		6,868	316
Income taxes paid - net		(2,566)	(1,255)
		56,782	65,734
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	(1,378,763)	—
Acquisition of property and equipment		(2,816)	(1,083)
Acquisition of intangible assets		(9,863)	(7,978)
Acquisition of distributor commissions		(20,224)	—
Increase in other non-current assets	13	(25,925)	(1,080)
Net decrease in advances to third parties		135	993
		(1,437,456)	(9,148)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	8	(56,042)	(74,754)
Transaction costs from issuance of shares		—	(15)
Proceeds from exercise of stock options	8	2,961	742
Repayment of loans and borrowings	7	(21,280)	(1,280)
Proceeds from loans and borrowings	7	852,000	—
Transaction costs related to loans and borrowings	7	(14,650)	—
Payment of lease liabilities		(1,215)	(770)
Dividend paid by subsidiary to non-controlling interest		—	(260)
		761,774	(76,337)
Effect of movements in exchange rates on cash		43	6,213
Net decrease in cash and cash equivalents		(618,857)	(13,538)
Cash and cash equivalents – Beginning of period		751,686	748,576
Cash and cash equivalents – End of period		132,829	735,038
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the three months ended March 31

(in thousands of US dollars)

		Attributable to shareholders of the Company				Non- Controlling interest	Total equity
	Notes	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive loss
		$	$	$	$	$	$

Balance as at January 1, 2022		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840

Contributions and distributions
Exercise of equity-settled share-based payments		890	(148)	—	—	—	742
Equity-settled share-based payments		—	37,187	—	—	—	37,187
Tax effect - equity-settled share-based payments		—	886	—	—	—	886
Shares repurchased and cancelled		(29,094)	—	(43,290)	—	—	(72,384)
Effect of share repurchase liability		(15,169)	—	(28,754)	—	—	(43,923)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest, net of tax		—	—	(33,445)	—	(6,306)	(39,751)
Net income and comprehensive loss		—	—	3,003	(4,862)	1,511	(348)

Balance as at March 31, 2022		2,013,732	107,868	(211,235)	(13,423)	7,047	1,903,989

Balance as at January 1, 2023		1,972,592	202,435	(166,877)	(39,419)	10,759	1,979,490

Contributions and distributions
Exercise of equity-settled share-based payments	8, 11	8,982	(6,021)	—	—	—	2,961
Equity-settled share-based payments	4, 11	—	42,618	—	—	—	42,618
Tax effect - equity-settled share-based payments		—	2,038	—	—	—	2,038
Effect of share repurchase liability	8	(33,378)	—	(22,093)	—	—	(55,471)
Net loss and comprehensive loss		—	—	(9,778)	5,058	1,489	(3,231)

Balance as at March 31, 2023		1,948,196	241,070	(198,748)	(34,361)	12,248	1,968,405
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".
2. Basis of preparation and consolidation
Statement of compliance
These Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the annual audited consolidated financial statements were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these Condensed Interim Consolidated Financial Statements should be read together with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2022.
The Condensed Interim Consolidated Financial Statements as at and for the three months ended March 31, 2023 were authorized for issue by the Company’s Board of Directors on May 10, 2023.
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these Condensed Interim Consolidated Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company's audited annual consolidated financial statements for the year ended December 31, 2022.
3. Significant accounting policies and new accounting standards
The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2022 audited annual consolidated financial statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
New accounting standards and interpretations adopted
There was no new accounting standards and interpretations adopted for the three months ended March 31, 2023.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. There were no significant updates to the standards and interpretations issued but not yet adopted described in the December 31, 2022 annual audited consolidated financial statements.
4. Business combinations
Transactions for the three months ended March 31, 2023
Paya Holdings Inc.
On February 22, 2023, the Company acquired 100% of the shares of Paya Holdings Inc. ("Paya"), a leading U.S. provider of integrated payment and frictionless commerce solutions, for a total consideration of $1,398,480, comprised of $1,391,435 in cash and $7,045 of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by the Company of seller-related payments of $51,876 paid by Paya immediately prior to closing and thereby increased the calculated purchase price. The Company determined that the transaction met the definition of a business combination. Acquisition costs of $15,470 have been expensed during the three months ended March 31, 2023. For the period from the acquisition date to March 31, 2023, Paya contributed revenue of $30,286 and net income of $1,396. The net income includes the amortization of identifiable intangible assets acquired.
Assuming this business combination would have been completed on January 1, 2023, Paya would have contributed pro forma revenue of approximately $70,204 and pro forma net income of approximately $2,116 for the three months ended March 31, 2023. In determining these amounts, the Company assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023. In order to align with the Company's presentation, Paya's revenue contribution amounts are presented net of interchange fees, which was not the case for a small portion of fees prior to its acquisition by the Company.
Paya is expected to become part of the Company's United States federal consolidated tax group. During the three months ended March 31, 2023, this resulted in the set-off of deferred tax assets of the Company with the deferred tax liabilities of Paya.
Other
On March 1, 2023, the Company acquired certain assets of a service provider. The Company determined that the transaction met the definition of a business combination. The total cash consideration for this acquisition was $10,000. Acquisition costs of $129 have been expensed during the three months ended March 31, 2023. For the period from the acquisition date to March 31, 2023, those assets contributed revenue of $136 and net loss of $368. The net loss includes the amortization of identifiable intangible assets acquired.
Assuming this business combination would have been completed on January 1, 2023, the Company estimates that those assets would have contributed pro forma revenue of $408 and pro forma net loss of $1,104 for the three months ended March 31, 2023. In determining these amounts, the Company has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Preliminary Purchase Price Allocation
The following table summarizes the preliminary amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in the three months ended March 31, 2023:

	Paya $	Other $	Total $
Assets acquired
Cash	22,672	—	22,672
Segregated funds	243,783	—	243,783
Trade and other receivables	23,555	—	23,555
Inventory	293	—	293
Prepaid expenses	3,808	—	3,808
Property and equipment	5,419	12	5,431
Processor deposits	385	—	385
Intangible assets
Software	3,131	—	3,131
Trademarks	16,607	—	16,607
Technologies	178,173	6,908	185,081
Partner and merchant relationships	455,364	—	455,364
Goodwill[1]	858,717	3,193	861,910
	1,811,907	10,113	1,822,020
Liabilities assumed
Trade and other payables	(30,037)	(113)	(30,150)
Current portion of loans and borrowings	(1,142)	—	(1,142)
Other current liabilities	(2,842)	—	(2,842)
Due to merchants	(243,783)	—	(243,783)
Income taxes payable	(2,652)	—	(2,652)
Loans and borrowings	(2,492)	—	(2,492)
Deferred tax liabilities	(130,479)	—	(130,479)
	(413,427)	(113)	(413,540)
Total consideration
Cash paid	1,391,435	10,000	1,401,435
Share-based payments (note 11)	7,045	—	7,045
	1,398,480	10,000	1,408,480
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Paya acquisition is not deductible for income tax purposes.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
5. Trade and other receivables

	March 31, 2023	December 31, 2022
	$	$
Trade receivables	62,272	36,298
Due from processing banks	19,054	19,133
Other receivables	7,070	5,797
Total	88,396	61,228
6. Trade and other payables
Trade and other payables comprise the following:

	March 31, 2023	December 31, 2022
	$	$
Trade payables	78,183	43,813
Accrued bonuses and other compensation-related liabilities	40,613	36,379
Sales tax payable	6,538	8,007
Interest payable	7,546	458
Due to processors	7,323	6,923
Due to merchants not related to segregated funds	16,290	20,076
Other accrued liabilities	9,767	9,877
	166,260	125,533

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
7. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

		March 31, 2023		December 31, 2022
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and restated credit facility	(a)
Term loan facilities		503,012	497,515	504,292	498,199
Revolving credit facility		385,000	32,000	385,000	—
New reducing revolving credit facility	(b)	800,000	784,574	—	—
Total credit facilities			1,314,089		498,199

Lease liabilities			15,828		12,555
			1,329,917		510,754
Current portion of loans and borrowings			(40,755)		(8,652)
Loans and borrowings			1,289,162		502,102
Loans and borrowings are presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.
a)Amended and restated credit facility
The outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity on September 28, 2025. The revolving facility matures on September 28, 2024. The Amended and restated credit facility is secured by all current and future assets of the Company and its existing and future subsidiaries.
i)Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR1 plus 1.50% or the adjusted eurocurrency2 rate plus 2.50%. As at March 31, 2023, the outstanding Term loan facilities interest rate was 7.34% (December 31, 2022 – 6.89%).
ii)Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker’s acceptance rate plus 2.50%. As at March 31, 2023 and December 31, 2022 there was no loan denominated in Canadian dollars.
iii)LIBOR is no longer available following the benchmark reform. After the quarter, LIBOR was replaced by the Term Secured Overnight Financing Rate (“SOFR”). For the term loan facilities, LIBOR for the interest computation was replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26% for interest period of three months or 0.43% for interest period of six months. For the revolving credit facility, LIBOR was replaced by the sums of: a) Term SOFR; and b) 0.10%.
1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) LIBOR plus 1%; c) Prime rate; and d) 1.50%.
2 The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50%.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
b) New reducing revolving credit facility
On February 22, 2023, concurrent with the completion of the Paya acquisition (Note 4), the Company entered into a new reducing revolving credit facility in an amount of $800,000. Commencing on June 30, 2023, the commitments in respect of this facility will automatically be permanently reduced by $10 million on the last day of each fiscal quarter. The maturity date of this facility is September 28, 2025. Until the delivery of the Company's financial statements for the quarter ending September 30, 2023, borrowings under the new reducing revolving credit facility bear interest, at the Company's option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin of 3.00% or (b) the Alternate base rate1 plus a margin of 2.00%. Thereafter, borrowings under the new reducing revolving credit facility will bear interest, at the Company's option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin ranging from 2.5% to 3.25% or (b) the Alternate base rate1 plus a margin ranging from 1.50% to 2.25%, in each case, based on a first lien leverage ratio. As at March 31, 2023, the new reducing revolving credit facility interest rate was 7.80%.
The new reducing revolving credit facility is secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the new reducing revolving facility is subject to the Company's ability to maintain a total leverage ratio of less than or equal to 4.50 : 1.00 for the test period before September 30, 2023, and with the ratio decreasing by 0.25 on October 1, 2023 and every six months thereafter, until it reaches 3.50 : 1.00 on March 31, 2025. The total leverage ratio considers the Company's consolidated net debt, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. The Company must also maintain its interest coverage ratio above 2.50 : 1.00. The interest coverage ratio considers the Company's consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement, to consolidated cash interest expense. The Company was in compliance with all applicable covenants as at March 31, 2023.

1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%; b) Adjusted Term Secured Overnight Financing Rate (“SOFR”) effective plus 1.00%; (c) Prime Rate; and (d) 1.00%.
8. Share capital
On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the Toronto Stock Exchange ("TSX") and the Nasdaq and applicable securities laws. During the three months ended March 31, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56,042.
The Company also issued 451,291 Subordinate Voting Shares for a cash consideration of $2,961 during the three months ended March 31, 2023 following the exercise of stock options and the settlement of Restricted Share Units ("RSUs").
There were 76,064,619 Multiple Voting Shares and 62,562,899 Subordinate Voting Shares outstanding as at March 31, 2023.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Share repurchase liability
In March 2023, the Company entered into an automatic share purchase plan ("ASPP") with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker was authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to rules and policies of the TSX and the Nasdaq and applicable securities laws, such as a daily purchase restriction. The Company recognized a share repurchase liability on that date. The fair value of the share repurchase liability was determined using the Company's quoted share price.
During the three months ended March 31, 2023, shares were repurchased and cancelled under the ASPP for a cash consideration of $56,042. The change in fair value of share repurchase liability during the three months ended March 31, 2023 was a loss of $571.
9. Revenue and expenses by nature

	Three months ended March 31
	2023	2022
	$	$
Revenue
Merchant transaction and processing services revenue	254,513	212,412
Other revenue	1,985	2,132
	256,498	214,544

Cost of revenue
Processing cost	53,494	45,854
Cost of goods sold	1,102	1,062
	54,596	46,916

Selling, general and administrative expenses
Commissions	38,299	27,798
Employee compensation	45,721	37,799
Share-based payments	35,573	37,187
Depreciation and amortization	27,656	26,443
Professional fees	28,665	7,650
Transaction losses (recovery)	1,693	(1,393)
Other	17,011	11,328
	194,618	146,812

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
10. Net finance cost

	Three months ended March 31
	2023	2022
	$	$
Finance income
Interest on advances to third parties and interest income	(5,375)	(631)

Finance cost
Interest on loans and borrowings (excluding lease liabilities)	17,607	4,893
Change in fair value of share repurchase liability	571	2,174
Interest expense on lease liabilities	172	106
Other interest expense	118	568
	18,468	7,741

Net finance cost	13,093	7,110
11. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, Performance Share Units ("PSUs") and Deferred Share Units (“DSUs”) to eligible participants.
RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. DSUs vest immediately as they are granted for past services. The RSUs and PSUs vest over a period of up to three years.
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the three months ended March 31:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	3,892,643	1,778,431	48,596	8,594,289	56.24
Forfeited	(42,722)	(454,132)	—	(68,484)	80.90
Replacement awards in a business combination	909,735	—	—	414,606	19.71
Granted	723,051	—	9,360	—	—
Exercised	(212,732)	—	—	(238,559)	12.41
Outstanding, end of period	5,269,975	1,324,299	57,956	8,701,852	55.50

Exercisable, end of period	377,321	141,122	57,956	3,685,258	23.27

Granted - weighted average grant date fair value[1]	$27.09	—	$42.01	$18.30	—
1 Granted - weighted average grant date fair value includes units granted and replacement awards in a business combination.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
Share-based payments by exercise price
The table below summarizes the share-based payments units outstanding based on the greater of the exercise price and the share price to be reached under the market performance conditions:

	As at March 31, 2023		For the three months ended March 31, 2023
	Units outstanding	Unrecognized share-based payments	Share-based payments
		$	$

$0.00 - $37.51	10,990,969	135,914	23,484
$47.21 - $78.58	721,411	1,286	296
$104.53 and above	3,641,706	59,726	11,793
Total	15,354,086	196,926	35,573
As at March 31, 2023, unrecognized share-based payments expense was approximately $196,926. The period over which such expense will be recognized is 4.5 years (0.9 year on a weighted average basis).
Replacement awards in a business combination
In connection with the Paya acquisition, the Company granted 909,375 RSU and 414,606 stock options to replace awards held by Paya employees under a new plan ("Paya equity plan"). Under the Paya equity plan, 1,324,341 Subordinate Voting Shares of the Company are reserved for issuance and issuable upon the exercise or settlement of awards, which represents the replacement awards granted upon closing of the Paya acquisition. The Company does not expect to grant further awards under the Paya equity plan.
The portion of the replacement awards at the acquisition date relating to services rendered up to the acquisition date, representing an amount of $7,045 was included as part of the consideration transferred (note 4). The portion of the replacement awards' fair value relating to services to be rendered in the future of $14,868 will be recognized as compensation expense over the remaining vesting period.
The fair value of stock options granted as replacement awards was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Replacement awards
Share price	$31.49
Exercise price	$19.71
Risk-free interest rate	4.00%
Expected volatility	35.5%
Dividend yield	—
Expected term	6.0 years

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
12. Net income (loss) per share
Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the three months ended March 31, 2023 and 2022, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income (loss) per share because the effect was anti-dilutive.

	Three months ended March 31
	2023	2022
	$	$
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	(9,778)	3,003
Weighted average number of common shares outstanding – basic	139,655,258	142,862,946
Effect of dilutive securities	—	3,741,874
Weighted average number of common shares outstanding – diluted	139,655,258	146,604,820
Net income (loss) per share attributable to common shareholders of the Company:
Basic	(0.07)	0.02
Diluted	(0.07)	0.02
13. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
As at March 31, 2023 and December 31, 2022, financial instruments measured at fair value in the Condensed Interim Consolidated Financial Statements statements of financial position were as follows:

	Notes	Fair value hierarchy	March 31, 2023	December 31, 2022
			$	$
Assets
Investments measured at fair value through profit or loss		Level 1	1,087	1,002
Investments measured at fair value through profit or loss		Level 3	2,148	2,148
Investment in equity instrument designated at fair value through other comprehensive income		Level 3	25,325	—
Advances to a third party independent sales organization		Level 3	—	2,154

The following table presents the changes in level 3 items for the three months ended March 31, 2023:

	Advances to a third party independent sales organization	Investments measured at fair value through profit or loss	Investment measured at fair value through other comprehensive income
	$	$	$
Balance as at December 31, 2022	2,154	2,148	—
Acquisition	—	—	25,000
Merchant residuals received, net of interest on advances to a third parties	(108)	—	—
Settlement of advances to a third party	(2,046)	—	—
Effect of movements in exchange rates	—	—	325
Balance as at March 31, 2023	—	2,148	25,325
Fair value remeasurement of level 3 instruments is recognized in selling, general and administrative expenses. Investments measured at fair value through profit and loss and through other comprehensive income are recognized in other non-current assets. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•On March 15, 2023, the Company acquired an equity interest in a private company for a total cash consideration of $25,000. The company designated this equity investment at fair value through other comprehensive income.
•As at March 31, 2023, the fair value of the contingent consideration for the Mazooma acquisition is nil (nil for December 2022). The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. The maximum contingent consideration that could be paid if the future financial targets are met is $331,658 thousands Canadian dollars ($245,146).

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
14. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended March 31
	2023	2022
	$	$
Salaries and short-term employee benefits	2,460	1,350
Share-based payments	18,633	17,866
	21,093	19,216
Other related party transactions

		Three months ended March 31
		2023	2022
		$	$
Expenses – Travel	(i)	478	287
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
15. Supplementary cash flow disclosure

	Three months ended March 31
	2023	2022
	$	$
Changes in non-cash working capital items:
Trade and other receivables[1]	(5,171)	(5,787)
Inventory	(133)	(126)
Prepaid expenses	(6,430)	(1,916)
Contract assets	(319)	(479)
Trade and other payables	3,579	(3,298)
Other current and non-current liabilities	(652)	(2,328)
	(9,126)	(13,934)
1 Interest received on cash and cash equivalents has been presented separately within cash flows from operating activities (previously was presented within cash flow movements on trade and other receivables). Interest received that was reclassified from trade and other receivables was $316 for the three months ended March 31, 2022.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)
16. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.